# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Toast, Inc., CIK 0001650164
CUSIP: 888787108
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 333 Summer Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001884213

## Reporting persons
- Technology Investment Dining Group, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); shared voting power 22,376,653; shared dispositive power 22,376,653; aggregate amount beneficially owned 22,376,653 (4.34% of the class)
  Comment: This Amendment No. 4 to Schedule 13G constitutes the final amendment to the Schedule 13G and reflects that the Reporting Person has ceased to be the beneficial owner of more than 5% of the Class A Common Stock of Toast, Inc.
  Row 1. Steve Papa owns 100% of Technology Investment Dining Group, LLC, the registered holder of the shares of the Issuer.
  Row 6, Row 8, and Row 9. The Reporting Person beneficially owns 22,376,653 shares of Class A Common Stock, which is 4.34% of the shares of Class A Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission on May 8, 2026. Included in the above is an aggregate of 9,343,646 shares of Class A Common Stock pledged by the Reporting Person to secure obligations under prepaid variable forward sales contracts with unaffiliated third parties, including its obligation to deliver to such third parties up to an aggregate of 9,343,646 shares of Class A Common Stock on the maturity dates of the respective contracts.

## Item 1. Issuer
Name of issuer: Toast, Inc.
Address of issuer's principal executive offices: 333 Summer Street, Boston, Massachusetts 02210

## Item 2. Person Filing
Name of person filing: Technology Investment Dining Group, LLC and Steve Papa. Mr. Papa owns 100% of Technology Investment Dining Group, LLC.
Address of principal business office or, if none, residence: 36 College Hill, Hanover, NH 03755
Citizenship: Technology Investment Dining Group, LLC - Delaware, Steve Papa - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover pages.
Percent of class: See the response(s) to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Technology Investment Dining Group, LLC: /s/ Steve Papa, Steve Papa, Managing Member (05/15/2026)
- Technology Investment Dining Group, LLC: /s/ Steve Papa, Steve Papa (05/15/2026)